Exhibit 99.2

Government Properties Income Trust

181 Spring Street, Atlanta, GA
Square Feet: 90,688
Agency Occupant: Department of Homeland Security

Second Quarter 2016
Supplemental Operating and Financial Data

All amounts in this report are unaudited.







TABLE OF CONTENTS

TABLE OF CONTENTS

WARNING CONCERNING FORWARD LOOKING STATEMENTS



THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" , "MAY" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR ACQUISITIONS AND SALES OF PROPERTIES,

- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES, NOT EXERCISE EARLY TERMINATION OPTIONS PURSUANT TO THEIR LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS OR GOVERNMENT BUDGET CONSTRAINTS,

- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

- OUR EXPECTATION THAT WE BENEFIT FINANCIALLY FROM OUR OWNERSHIP INTEREST IN SELECT INCOME REIT, OR SIR,

- OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND DISPOSITIONS,

- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

- OUR EXPECTATION THAT THERE WILL BE OPPORTUNITIES FOR US TO ACQUIRE, AND THAT WE WILL ACQUIRE, ADDITIONAL PROPERTIES THAT ARE MAJORITY LEASED TO GOVERNMENT TENANTS,

- OUR EXPECTATIONS REGARDING DEMAND FOR LEASED SPACE BY THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS,

- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

- OUR ABILITY TO APPROPRIATELY BALANCE OUR DEBT AND EQUITY CAPITAL,

- OUR CREDIT RATINGS,

- OUR EXPECTATION THAT WE BENEFIT FROM OUR OWNERSHIP OF THE RMR GROUP INC., OR RMR INC.,

- OUR EXPECTATION THAT WE BENEFIT FROM OUR OWNERSHIP OF AFFILIATES INSURANCE COMPANY, OR AIC, AND FROM OUR PARTICIPATION IN INSURANCE PROGRAMS ARRANGED BY AIC,

- THE CREDIT QUALITIES OF OUR TENANTS,

- OUR QUALIFICATION FOR TAXATION AS A REAL ESTATE INVESTMENT TRUST, OR REIT, AND

- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FUNDS FROM OPERATIONS, OR NORMALIZED FFO, NET OPERATING INCOME, OR NOI, CASH BASIS NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,

- COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY WITH RESPECT TO THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED AND WITH RESPECT TO GOVERNMENT TENANCIES,

- THE IMPACT OF CHANGES IN THE REAL ESTATE NEEDS AND FINANCIAL CONDITIONS OF THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS,

- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
.
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR RELATED PARTIES, INCLUDING OUR MANAGING TRUSTEES, THE RMR GROUP LLC, OR RMR LLC, RMR INC., SIR, AIC AND OTHERS AFFILIATED WITH THEM,

- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY FOR TAXATION AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES, AND

- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- OUR ABILITY TO MAKE PAYMENTS OF PRINCIPAL AND INTEREST ON OUR INDEBTEDNESS AND TO MAKE FUTURE DISTRIBUTIONS TO OUR SHAREHOLDERS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS, THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES AND OUR RECEIPT OF DISTRIBUTIONS FROM SIR,

- WE MAY BE UNABLE TO PAY OUR DEBT OBLIGATIONS OR TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON SHARES AND FUTURE DISTRIBUTIONS MAY BE REDUCED OR ELIMINATED,

WARNING CONCERNING FORWARD LOOKING STATEMENTS



:

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE DISTRIBUTIONS TO OUR SHAREHOLDERS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO OBTAIN NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- SOME GOVERNMENT TENANTS MAY EXERCISE THEIR RIGHTS TO VACATE THEIR SPACE BEFORE THE STATED EXPIRATION OF THEIR LEASES, AND WE MAY BE UNABLE TO OBTAIN NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,

- CONTINGENCIES IN OUR ACQUISITION AND SALE AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING ACQUISITIONS AND SALES MAY NOT OCCUR, MAY BE DELAYED OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND OTHER CONDITIONS THAT WE MAY BE UNABLE TO SATISFY,

- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY AND OTHER FLOATING RATE CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH SUCH FACILITIES,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOANS MAY BE INCREASED TO UP TO $2.5 BILLION ON A COMBINED BASIS IN CERTAIN CIRCUMSTANCES; HOWEVER, INCREASING THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOANS IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,

- WE HAVE THE OPTION TO EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY UPON PAYMENT OF A FEE AND MEETING OTHER CONDITIONS. HOWEVER, THE APPLICABLE CONDITIONS MAY NOT BE MET,

- THE BUSINESS MANAGEMENT AND PROPERTY MANAGEMENT AGREEMENTS BETWEEN US AND RMR LLC HAVE CONTINUING 20 YEAR TERMS. HOWEVER, THOSE AGREEMENTS INCLUDE TERMS WHICH PERMIT EARLY TERMINATION IN CERTAIN CIRCUMSTANCES. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THESE AGREEMENTS WILL REMAIN IN EFFECT FOR CONTINUING 20 YEAR TERMS OR FOR SHORTER TERMS,

- WE BELIEVE THAT OUR RELATIONSHIPS WITH OUR RELATED PARTIES, INCLUDING RMR LLC, RMR INC., SIR, AIC AND OTHERS AFFILIATED WITH THEM MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE,

- THE PREMIUMS USED TO DETERMINE THE INTEREST RATE PAYABLE ON OUR REVOLVING CREDIT FACILITY AND TERM LOANS AND THE FACILITY FEE PAYABLE ON OUR REVOLVING CREDIT FACILITY ARE BASED ON OUR CREDIT RATINGS. FUTURE CHANGES IN OUR CREDIT RATINGS MAY CAUSE THE INTEREST AND FEES WE PAY TO INCREASE,

- SIR MAY REDUCE THE AMOUNT OF ITS DISTRIBUTIONS TO ITS SHAREHOLDERS, INCLUDING US, AND

- WE MAY BE UNABLE TO SELL OUR SIR COMMON SHARES FOR AN AMOUNT EQUAL TO OUR CARRYING VALUE OF THOSE SHARES AND ANY SUCH SALE MAY BE AT A DISCOUNT TO MARKET PRICE BECAUSE OF THE LARGE SIZE OF OUR SIR HOLDINGS OR OTHERWISE; WE MAY REALIZE A LOSS ON OUR INVESTMENT IN OUR SIR SHARES.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS CHANGES IN GOVERNMENT TENANTS' NEEDS FOR LEASED SPACE, ACTS OF TERRORISM, NATURAL DISASTERS OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

1220 Echelon Parkway, Jackson, MS
Square Feet: 109,819
Agency Occupant: Federal Bureau of Investigation

CORPORATE INFORMATION







COMPANY PROFILE

The Company:

Government Properties Income Trust, or GOV, we or us, is a real estate investment trust, or REIT, which primarily owns properties located throughout the United States that are majority leased to government tenants. The majority of our properties are office buildings. As of June 30, 2016, we also own 24.9 million common shares, or approximately 27.9%, of the outstanding common shares of Select Income REIT (Nasdaq: SIR), or SIR, a publicly traded REIT that owns properties that are primarily net leased to single tenants. We have been investment grade rated since 2010, and we are included in the S&P Small Cap 600 Index, the Russell 2000® index and the MSCI US REIT index.

Management:

GOV is managed by the operating subsidiary of The RMR Group Inc. (Nasdaq: RMR). RMR is an alternative asset management company that was founded in 1986 to invest in real estate and manage real estate related businesses. RMR's business primarily consists of providing management services to four publicly traded real estate investment trusts, or REITs, and three real estate operating companies. As of June 30, 2016, RMR had $22.6 billion of assets under management, including more than 1,300 properties. In addition to managing GOV, RMR also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, and SIR. RMR provides management services to Five Star Quality Care, Inc., a publicly traded senior living and healthcare services company which is a tenant of SNH and manages certain of SNH's senior living communities, to TravelCenters of America LLC, a publicly traded operator of travel centers and convenience stores and which is a tenant of HPT, and to Sonesta International Hotels Corporation, which is one of HPT's hotel managers. Another subsidiary of RMR, RMR Advisors LLC, is a SEC registered investment advisor that is the investment manager of a publicly traded mutual fund which principally invests in securities of unaffiliated real estate companies. We believe that being managed by RMR is a competitive advantage for GOV because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to GOV at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 219-1441

Stock Exchange Listing:

Nasdaq

Trading Symbol:

Common Shares: GOV
Senior Unsecured Notes due 2046: GOVN

Issuer Ratings:

Moody's: Baa3
Standard & Poor's: BBB-

Portfolio Data (as of 6/30/2016) [1]:

(dollars and sq. ft. in 000s)

Total Properties	72 (92 buildings)
Total sq. ft.	10,985
Percent Leased	94.2%
Q2 2016 total rental income	$ 64,061
Q2 2016 net income	$ 16,813
Q2 2016 Cash Basis NOI [2]	$ 39,425
Q2 2016 Normalized FFO [2]	$ 43,350

(1) Excludes one property (one building) classified as discontinued operations as of June 30, 2016.

(2) See pages 19-23 for the calculations of NOI, Cash Basis NOI, FFO and Normalized FFO and a reconciliation of these amounts to or from net income, as applicable, determined in accordance with U.S. generally accepted accounting principles, or GAAP.

Government Properties Income Trust
Supplemental Operating and Financial Data, June 30, 2016

INVESTOR INFORMATION



Board of Trustees

Barbara D. Gilmore
Independent Trustee

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Adam D. Portnoy
Managing Trustee

Barry M. Portnoy
Managing Trustee

Senior Management

David M. Blackman
President and Chief Operating Officer

Mark L. Kleifges
Chief Financial Officer and Treasurer

Contact Information

Investor Relations
Government Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 796-8267
(e-mail) info@govreit.com
(website) www.govreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges,
Chief Financial Officer and Treasurer, at (617) 219-1440
or mkleifges@rmrgroup.com.

Investor and media inquiries should be directed to
Christopher Ranjitkar, Director, Investor Relations, at (617) 219-1473 or
cranjitkar@rmrgroup.com.



RESEARCH COVERAGE

Equity Research Coverage

Bank of America Merrill Lynch Research
James Feldman
James.Feldman@baml.com
(646) 855-5808

FBR & Co.
Bryan Maher
bmaher@fbr.com
(646) 885-5423

Jeffries & Company, Inc.
Jonathan Petersen
jpetersen@jefferies.com
(212) 284-1705

JMP Securities
Mitch Germain
Mgermain@jmpsecurities.com
(212) 906-3546

Morgan Stanley
Sumit Sharma
Sumit.Sharma@morganstanley.com
(212) 761-7567

RBC Capital Markets
Mike Carroll
Michael.Carroll@rbccm.com
(440) 715-2649

Rating Agencies

Moody's Investors Service
Lori Marks
Lori.marks@moodys.com
(212) 553-1653

Standard & Poor's
Michael Souers
michael.souers@standardandpoors.com
(212) 438-2508

GOV is followed by the analysts and its credit is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding GOV's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of GOV or its management. GOV does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.



9960 Maryland Drive, Richmond, VA
Square Feet: 173,932
Agency Occupant: The Commonwealth of Virginia



(dollar and share amounts in thousands, except per share data)

	As of and for the Three Months Ended				
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015
Selected Balance Sheet Data:					
Total gross assets [1]	$ 2,526,611	$ 2,525,238	$ 2,424,389	$ 2,466,799	$ 2,469,182
Total assets	$ 2,251,210	$ 2,259,395	$ 2,168,510	$ 2,220,608	$ 2,230,713
Total liabilities	$ 1,293,998	$ 1,298,498	$ 1,211,859	$ 1,207,164	$ 1,203,470
Total shareholders' equity	$ 957,212	$ 960,897	$ 956,651	$ 1,013,444	$ 1,027,243
Selected Income Statement Data:					
Rental income	$ 64,061	$ 63,611	$ 61,685	$ 62,092	$ 62,113
Net income (loss) [2]	$ 16,813	$ 17,387	$ (2,339)	$ 16,911	$ (191,163)
NOI [3]	$ 39,556	$ 38,873	$ 36,704	$ 36,882	$ 38,248
Adjusted EBITDA [4]	$ 48,949	$ 47,907	$ 46,539	$ 45,821	$ 43,432
FFO [5]	$ 43,302	$ 44,312	$ 24,208	$ 41,534	$ (162,649)
Normalized FFO [5]	$ 43,350	$ 44,377	$ 43,619	$ 41,903	$ 42,403
Per Share Data:					
Net income (loss) (basic and diluted) [2]	$ 0.24	$ 0.24	$ (0.03)	$ 0.24	$ (2.71)
FFO (basic and diluted) [5]	$ 0.61	$ 0.62	$ 0.34	$ 0.58	$ (2.31)
Normalized FFO (basic and diluted) [5]	$ 0.61	$ 0.62	$ 0.61	$ 0.59	$ 0.60
Dividends:					
Annualized distributions paid per share during period [6]	$ 1.72	$ 1.72	$ 1.72	$ 1.72	$ 1.72
Annualized distributions yield (at end of period) [6]	7.5%	9.6%	10.8%	10.8%	9.3%
Normalized FFO payout ratio [5] [6]	70.5%	69.4%	70.5%	72.9%	71.7%

(1)   Total gross assets is total assets plus accumulated depreciation.
(2)   Net loss for the three months ended December 31, 2015 includes a $12,368, or $0.17 per basic and diluted share, loss on the distribution of RMR common stock to our shareholders. Net loss for the three months ended June 30, 2015 includes a $203,297, or $2.88 per basic and diluted share, loss on impairment of our investment in SIR.
(3)   See page 19 for the calculation of NOI and a reconciliation of that amount to net income (loss) determined in accordance with U.S. generally accepted accounting principles, or GAAP.
(4)   See page 21 for the calculation of Adjusted EBITDA and a reconciliation of net income (loss) determined in accordance with GAAP to that amount.
(5)   See page 22 for the calculation of FFO and Normalized FFO and a reconciliation of net income (loss) determined in accordance with GAAP to those amounts.
(6)   Annualized distributions paid per share for the three months ended December 31, 2015 excludes a $0.13 per common share non-cash distribution of RMR common stock to our shareholders on December 14, 2015.
      Common distributions paid per share for the three months ended December 31, 2015 excludes a $0.13 per common share non-cash distribution of RMR common stock to our shareholders on December 14, 2015.



CONDENSED CONSOLIDATED BALANCE SHEETS

(dollar amounts in thousands, except share data)

	June 30, 2016	December 31, 2015
ASSETS		
Real estate properties:		
Land	$ 257,746	$ 253,058
Buildings and improvements	1,518,845	1,443,074
Total real estate properties, gross	1,776,591	1,696,132
Accumulated depreciation	(275,401)	(255,879)
Total real estate properties, net	1,501,190	1,440,253
Equity investment in Select Income REIT	492,762	491,369
Assets of discontinued operations	12,482	12,468
Assets of property held for sale	3,095	3,098
Acquired real estate leases, net	113,230	118,267
Cash and cash equivalents	9,021	8,785
Restricted cash	344	1,022
Rents receivable, net	46,592	45,269
Deferred leasing costs, net	20,214	14,299
Other assets, net	52,280	33,680
Total assets	$ 2,251,210	$ 2,168,510
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ -	$ 117,000
Unsecured term loans, net	546,830	546,490
Senior unsecured notes, net	646,272	345,809
Mortgage notes payable, net	28,655	136,299
Liabilities of discontinued operations	83	54
Liabilities of property held for sale	12	43
Accounts payable and other liabilities	56,687	50,543
Due to related persons	3,578	2,886
Assumed real estate lease obligations, net	11,881	12,735
Total liabilities	1,293,998	1,211,859
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value: 100,000,000 shares authorized,		
71,138,808 and 71,126,308 issued and outstanding, respectively	711	711
Additional paid in capital	1,472,754	1,472,482
Cumulative net income	72,686	38,486
Cumulative other comprehensive income (loss)	12,391	(14,867)
Cumulative common distributions	(601,330)	(540,161)
Total shareholders' equity	957,212	956,651
Total liabilities and shareholders' equity	$ 2,251,210	$ 2,168,510

CONDENSED CONSOLIDATED BALANCE SHEETS

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(dollars and share amounts in thousands, except per share data)



	For the Three Months Ended		For the Six Months Ended	
	6/30/2016	6/30/2015	6/30/2016	6/30/2015
Rental income [1]	$ 64,061	$ 62,113	$ 127,672	$ 124,772
Expenses:				
Real estate taxes	7,566	7,674	15,219	15,084
Utility expenses	3,673	4,001	7,847	8,572
Other operating expenses	13,266	12,190	26,177	24,400
Depreciation and amortization	17,985	17,299	36,309	34,514
Acquisition related costs	64	183	216	189
General and administrative	4,008	3,713	7,534	7,717
Total expenses	46,562	45,060	93,302	90,476
Operating income	17,499	17,053	34,370	34,296
Dividend income	363	-	363	-
Interest income	10	-	16	12
Interest expense (including net amortization of debt premiums and discounts and debt issuance costs of $747, $328, $1,219 and $660, respectively)	(10,314)	(9,455)	(19,678)	(18,757)
Gain on early extinguishment of debt	-	-	104	-
Gain (loss) on issuance of shares by Select Income REIT	16	(1,353)	16	(42,124)
Loss on impairment of Select Income REIT investment	-	(203,297)	-	(203,297)
Income (loss) from continuing operations before income taxes and equity in earnings of investees	7,574	(197,052)	15,191	(229,870)
Income tax expense	(35)	(32)	(50)	(62)
Equity in earnings of investees	9,400	6,094	19,334	5,778
Income (loss) from continuing operations	16,939	(190,990)	34,475	(224,154)
Loss from discontinued operations	(126)	(173)	(275)	(379)
Net income (loss)	$ 16,813	$ (191,163)	$ 34,200	$ (224,533)
Weighted average common shares outstanding (basic)	71,038	70,485	71,034	70,377
Weighted average common shares outstanding (diluted)	71,061	70,485	71,046	70,377
Per common share amounts (basic and diluted):				
Income (loss) from continuing operations	$ 0.24	$ (2.71)	$ 0.49	$ (3.19)
Loss from discontinued operations	$ -	$ -	$ -	$ (0.01)
Net income (loss)	$ 0.24	$ (2.71)	$ 0.48	$ (3.19)
Additional Data:				
General and administrative expenses / rental income	6.26%	5.98%	5.90%	6.18%
General and administrative expenses / total assets (at end of period)	0.18%	0.17%	0.33%	0.35%
Non-cash straight line rent adjustments [1]	$ 435	$ 1,544	$ 584	$ 2,207
Lease value amortization included in rental income [1]	$ (425)	$ (286)	$ (732)	$ (564)
Non-cash amortization included in other operating expenses [2]	$ 121	$ -	$ 242	$ -
Non-cash amortization included in general and administrative expenses [2]	$ 151	$ -	$ 302	$ -
Capitalized interest expense	$ 9	$ -	$ 9	$ -

(1) We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

(2) We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035 as an allocated reduction to business management fees and property management fees, which are included in general and administrative and other operating expenses, respectively.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollar amounts in thousands)



	For the Six Months Ended	
	6/30/2016	6/30/2015
Cash flows from operating activities:		
Net income (loss)	$ 34,200	$ (224,533)
Adjustments to reconcile net income (loss) to cash provided by operating activities:		
Depreciation	20,781	19,363
Net amortization of debt premiums and discounts and debt issuance costs	1,219	660
Gain on early extinguishment of debt	(104)	-
Straight line rental income	(584)	(2,207)
Amortization of acquired real estate leases	14,842	14,617
Amortization of deferred leasing costs	1,475	1,087
Other non-cash (income) expense, net	302	1,057
Equity in earnings of investees	(19,334)	(5,778)
(Gain) loss on issuance of shares by Select Income REIT	(16)	42,124
Loss on impairment of Select Income REIT investment	-	203,297
Distributions of earnings from Select Income REIT	17,760	10,425
Change in assets and liabilities:		
Restricted cash	678	(174)
Deferred leasing costs	(3,409)	(2,123)
Rents receivable	1,428	539
Other assets	1,120	2,027
Accounts payable and accrued expenses	971	1,491
Due to related persons	692	983
Net cash provided by operating activities	72,021	62,855
Cash flows from investing activities:		
Real estate acquisitions and deposits	(79,285)	(1,400)
Real estate improvements	(14,149)	(5,386)
Investment in Select Income REIT	-	(95,821)
Investment in RMR	-	(6,468)
Distributions in excess of earnings from Select Income REIT	7,158	11,687
Proceeds from sale of properties, net	-	30,520
Net cash used in investing activities	(86,276)	(66,868)
Cash flows from financing activities:		
Repayment of mortgage notes payable	(107,202)	(1,203)
Proceeds from issuance of senior notes	310,000	-
Borrowings on unsecured revolving credit facility	229,000	100,000
Repayments on unsecured revolving credit facility	(346,000)	(41,000)
Payment of debt issuance costs	(10,138)	(16)
Distributions to common shareholders	(61,169)	(60,508)
Net cash provided by (used in) financing activities	14,491	(2,727)
Increase (decrease) in cash and cash equivalents	236	(6,740)
Cash and cash equivalents at beginning of period	8,785	13,791
Cash and cash equivalents at end of period	$ 9,021	$ 7,051
Supplemental cash flow information:		
Interest paid	$ 17,343	$ 17,980
Income taxes paid	$ 76	$ 78
Interest capitalized	$ 9	$ -
Non-cash investing activities:		
Investment in RMR paid in common stock	$ -	$ 13,836

DEBT SUMMARY



As of June 30, 2016
(dollars in thousands)

	Coupon Rate	Interest Rate	Principal Balance [1]	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:						
$750,000 unsecured revolving credit facility [2] [5]	1.666%	1.666%	$ -	1/31/2019	$ -	2.6
$300,000 unsecured term loan [3] [5]	1.860%	1.860%	300,000	3/31/2020	300,000	3.8
$250,000 unsecured term loan [4] [5]	2.260%	2.260%	250,000	3/31/2022	250,000	5.8
Total / weighted average	2.042%	2.042%	550,000		550,000	4.7
Unsecured Fixed Rate Debt:						
Senior unsecured notes due 2019	3.750%	3.930%	350,000	8/15/2019	350,000	3.1
Senior unsecured notes due 2046	5.875%	5.875%	310,000	5/1/2046	310,000	29.9
Total / weighted average	4.748%	4.844%	660,000		660,000	15.7
Secured Fixed Rate Debt:						
Mortgage debt - One building in Fairfax, VA	5.877%	5.877%	14,049	8/11/2021	12,702	5.1
Mortgage debt - One building in Tampa, FL	7.000%	5.150%	8,608	3/1/2019	7,890	2.7
Mortgage debt - One building in Lakewood, CO	8.150%	6.150%	5,581	3/1/2021	-	4.7
Total / weighted average	6.668%	5.709%	28,238		20,592	4.3
Total / weighted average	3.590%	3.619%	$ 1,238,238		$ 1,230,592	10.5

(1) Principal balances exclude unamortized premiums, discounts and issuance costs related to these debts. Total debt outstanding as of June 30, 2016, net of unamortized premiums, discounts and certain issuance costs totaling $16,481, was $1,221,757.

(2) We are required to pay interest on borrowings under our $750,000 revolving credit facility at an annual rate of LIBOR plus a premium of 125 basis points. We also pay a facility fee of 25 basis points per annum on the total amount of lending commitments. Both the interest rate premium and facility fee are subject to adjustment based upon changes to our credit ratings. The coupon rate and interest rate listed above are as of June 30, 2016. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to January 31, 2020.

(3) We are required to pay interest on the amounts outstanding under our $300,000 unsecured term loan at an annual rate of LIBOR plus a premium of 140 basis points, subject to adjustment based on changes to our credit ratings. The coupon rate and interest rate listed above are as of June 30, 2016. Our $300,000 unsecured term loan is prepayable without penalty at any time.

(4) We are required to pay interest on the amounts outstanding under our $250,000 unsecured term loan at an annual rate of LIBOR plus a premium of 180 basis points, subject to adjustment based on changes to our credit ratings. The coupon rate and interest rate listed above are as of June 30, 2016. Our $250,000 unsecured term loan is prepayable at any time, subject to a prepayment premium of 1% on the amount prepaid on or prior to November 21, 2016, and with no prepayment penalty on amounts paid thereafter.

(5) The maximum aggregate borrowing availability under the credit agreement governing our revolving credit facility and term loans may be increased to up to $2,500,000 on a combined basis in certain circumstances.

DEBT MATURITY SCHEDULE



As of June 30, 2016
(dollars in thousands)

Year	Unsecured Floating Rate Debt		Unsecured Fixed Rate Debt[4]	Secured Fixed Rate Debt[4]	Total[5]
2016	$	-	$ -	$ 730	$ 730
2017		-	-	1,549	1,549
2018		-	-	1,671	1,671
2019		- [1]	350,000	9,439	359,439
2020		300,000 [2]	-	1,619	301,619
2021		-	-	13,230	13,230
2022		250,000 [3]	-	-	250,000
2046		-	310,000	-	310,000
Total	$	550,000	$ 660,000	$ 28,238	$ 1,238,238
Percent of total debt		44.4%	53.3%	2.3%	100.0%

(1) Represents amounts outstanding under our $750,000 revolving credit facility at June 30, 2016. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date of our revolving credit facility by one year to January 31, 2020.

(2) Represents the outstanding balance of our $300,000 unsecured term loan at June 30, 2016. We may prepay this term loan without penalty at any time.

(3) Represents the outstanding balance of our $250,000 unsecured term loan at June 30, 2016. We may prepay this term loan at any time, subject to a prepayment premium of 1% on the amount prepaid on or prior to November 21, 2016, and with no prepayment penalty on amounts paid thereafter.

(4) Principal balances are the amounts actually payable pursuant to the applicable agreements. Our carrying values may differ from these amounts because of the effect of unamortized premiums, discounts and certain issuance costs related to these debts.

(5) Our total debt as of June 30, 2016, net of unamortized premiums, discounts and certain issuance costs totaling $16,481, was $1,221,757.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and for the Three Months Ended				
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015
Leverage Ratios:					
Total debt (book value) [1] / total gross assets [2]	48.4%	48.8%	47.3%	46.3%	46.0%
Total debt (book value) [1] / gross book value of real estate assets [3] and market value of SIR common shares [4]	46.1%	48.0%	47.6%	48.1%	47.0%
Total debt (book value) [1] / total market capitalization [5]	42.7%	49.3%	50.4%	50.1%	46.3%
Secured debt (book value) [1] / total assets	1.3%	1.3%	6.3%	6.2%	8.3%
Variable rate debt (book value) [1] / total debt (book value) [1]	44.8%	69.6%	57.9%	57.8%	53.3%
Coverage Ratios:					
Adjusted EBITDA [6] / interest expense	4.7x	5.1x	5.1x	5.0x	4.6x
Total debt (book value) [1] / Annualized Adjusted EBITDA [6]	6.2x	6.4x	6.2x	6.2x	6.5x
Public Debt Covenants:					
Total debt / adjusted total assets - allowable maximum 60.0%	45.1%	46.5%	46.4%	46.7%	45.8%
Secured debt / adjusted total assets - allowable maximum 40.0%	1.0%	1.1%	5.5%	5.5%	7.3%
Consolidated income available for debt service / debt service - required minimum 1.50x	3.9x	5.3x	5.6x	5.4x	5.0x
Total unencumbered assets to unsecured debt - required minimum 150.0%	221.9%	214.9%	222.6%	220.9%	244.3%

(1) Debt amounts are net of unamortized premiums, discounts and certain issuance costs.
(2) Total gross assets is total assets plus accumulated depreciation.
(3) Gross book value of real estate assets is real estate properties, at cost, before purchase price allocations, less impairment writedowns, if any. Excludes one property (one building) classified as held for sale and one property (one building) classified as discontinued operations in the respective periods presented.
(4) As of June 30, 2016, we owned 24,918,421 common shares of SIR. The closing price of SIR's common shares on June 30, 2016 was $25.99 per share.
(5) Total market capitalization is total debt plus the market value of our common shares at the end of each period.
(6) See page 21 for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of net income (loss) determined in accordance with GAAP to those amounts.

SUMMARY OF CAPITAL EXPENDITURES [1]

(dollars and sq. ft. in thousands, except per sq. ft. data)



	For the Three Months Ended				
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015
Tenant improvements [2]	$ 4,681	$ 1,989	$ 2,763	$ 2,213	$ 1,506
Leasing costs [3]	3,035	4,312	2,290	439	1,786
Building improvements [4]	2,649	3,033	5,256	2,210	1,193
Recurring capital expenditures	10,365	9,334	10,309	4,862	4,485
Development, redevelopment and other activities [5]	2,161	768	1,247	946	221
Total capital expenditures	$ 12,526	$ 10,102	$ 11,556	$ 5,808	$ 4,706
Average sq. ft. during period [6]	10,986	10,844	10,701	10,700	10,699
Building improvements per average sq. ft. during period	$ 0.24	$ 0.28	$ 0.49	$ 0.21	$ 0.11

(1) Amounts exclude one property (one building) classified as discontinued operations.
(2) Tenant improvements include capital expenditures used to improve tenants' space or amounts paid directly to tenants to improve their space.
(3) Leasing costs include leasing related costs, such as brokerage commissions and tenant inducements.
(4) Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.
(5) Development, redevelopment and other activities generally include (i) capital expenditures that are identified at the time of a property acquisition and incurred within a short time period after acquiring the property, and (ii) capital expenditure projects that reposition a property or result in new sources of revenue.
(6) Rentable square footage is subject to changes when space is re-measured or re-configured for tenants.

PROPERTY ACQUISITION AND DISPOSITION INFORMATION SINCE JANUARY 1, 2016

(dollars and sq. ft. in thousands, except per sq. ft. data)



Acquisitions:

Date Acquired	City and State	Number of Properties	Number of Buildings	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term [3]	Percent Leased [4]	Major Tenant
1/29/2016	Sacramento, CA	1	1	338	$ 79,235	$ 234	7.2%	7.0	86.1%	State of California
	Total / Weighted Average	1	1	338	$ 79,235	$ 234	7.2%	7.0	86.1%	

[1] Represents the purchase price, including assumed debt, if any, and excludes acquisition costs, amounts necessary to adjust assumed liabilities to their fair values and purchase price allocations to intangibles.

[2] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases at the acquisition date, less estimated annual property operating expenses as of the date of acquisition, excluding depreciation and amortization expense, to (y) the acquisition purchase price, including the principal amount of assumed debt, if any, and excluding acquisition related costs.

[3] Average remaining lease term in years weighted based on rental income as of the date of acquisition.

[4] Percent leased as of the date of acquisition.

Dispositions:

Date Sold	City and State	Number of Properties	Number of Buildings	Sq. Ft.	Sale Price [1]
7/22/2016	Savannah, GA	1	1	35	$ 4,000
		1	1	35	$ 4,000

[1] Represents the gross contract sale price and excludes closing costs.

CALCULATION OF PROPERTY NET OPERATING INCOME (NOI) AND CASH BASIS NOI [1]



(dollars in thousands)

	For the Three Months Ended					For the Six Months Ended	
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015	6/30/2016	6/30/2015
Calculation of NOI and Cash Basis NOI [2]:							
Rental income [3]	$ 64,061	$ 63,611	$ 61,685	$ 62,092	$ 62,113	$ 127,672	$ 124,772
Property operating expenses	(24,505)	(24,738)	(24,981)	(25,210)	(23,865)	(49,243)	(48,056)
Property net operating income (NOI)	39,556	38,873	36,704	36,882	38,248	78,429	76,716
Non-cash straight line rent adjustments included in rental income [3]	(435)	(149)	(1,159)	(613)	(1,544)	(584)	(2,207)
Lease value amortization included in rental income [3]	425	307	293	298	286	732	564
Non-cash amortization included in property operating expenses [4]	(121)	(121)	(121)	(125)	-	(242)	-
Cash Basis NOI	$ 39,425	$ 38,910	$ 35,717	$ 36,442	$ 36,990	$ 78,335	$ 75,073
Reconciliation of NOI and Cash Basis NOI to Net Income (Loss):							
Cash Basis NOI	$ 39,425	$ 38,910	$ 35,717	$ 36,442	$ 36,990	$ 78,335	$ 75,073
Non-cash straight line rent adjustments included in rental income [3]	435	149	1,159	613	1,544	584	2,207
Lease value amortization included in rental income [3]	(425)	(307)	(293)	(298)	(286)	(732)	(564)
Non-cash amortization included in property operating expenses [4]	121	121	121	125	-	242	-
NOI	39,556	38,873	36,704	36,882	38,248	78,429	76,716
Depreciation and amortization	(17,985)	(18,324)	(17,021)	(17,161)	(17,299)	(36,309)	(34,514)
Acquisition related costs	(64)	(152)	(352)	(270)	(183)	(216)	(189)
General and administrative	(4,008)	(3,526)	(3,395)	(3,714)	(3,713)	(7,534)	(7,717)
Operating income	17,499	16,871	15,936	15,737	17,053	34,370	34,296
Dividend income	363	-	811	-	-	363	-
Interest income	10	6	-	2	-	16	12
Interest expense	(10,314)	(9,364)	(9,114)	(9,137)	(9,455)	(19,678)	(18,757)
Gain on early extinguishment of debt	-	104	-	34	-	104	-
Loss on distribution to common shareholders of RMR common stock [5]	-	-	(12,368)	-	-	-	-
Gain (loss) on issuance of shares by SIR	16	-	-	(21)	(1,353)	16	(42,124)
Loss on impairment of SIR investment	-	-	-	-	(203,297)	-	(203,297)
Income tax (expense) benefit	(35)	(15)	(37)	13	(32)	(50)	(62)
Equity in earnings of investees	9,400	9,934	2,568	10,294	6,094	19,334	5,778
Income (loss) from continuing operations	16,939	17,536	(2,204)	16,922	(190,990)	34,475	(224,154)
Loss from discontinued operations	(126)	(149)	(135)	(11)	(173)	(275)	(379)
Net income (loss)	$ 16,813	$ 17,387	$ (2,339)	$ 16,911	$ (191,163)	$ 34,200	$ (224,533)

(1) See definitions of Certain Non-GAAP Financial Measures on page 23 for a definition of NOI and Cash Basis NOI, a description of why we believe they are appropriate supplemental measures and a description of how we use these measures.

(2) Excludes one property (one building) classified as discontinued operations.

(3) We report rental income on a straight line basis over the terms of the respective leases; as a result, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

(4) We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035 as a reduction to property management fees, which are included in property operating expenses.

(5) Amount represents a non-cash loss recorded as a result of the closing price of RMR common stock being lower than our carrying amount per share on the day we distributed RMR common stock to our shareholders.

CALCULATION OF SAME PROPERTY NOI AND CASH BASIS NOI [1]

(dollars in thousands)



	For the Three Months Ended		For the Six Months Ended	
	6/30/2016	6/30/2015	6/30/2016	6/30/2015
Reconciliation of Property NOI to Same Property NOI: [2] [3]				
Rental income	$ 64,061	$ 62,113	$ 127,672	$ 124,772
Property operating expenses	(24,505)	(23,865)	(49,243)	(48,056)
Property NOI	39,556	38,248	78,429	76,716
Less: NOI of properties not included in same property results	(1,330)	89	(2,289)	(891)
Same property NOI	$ 38,226	$ 38,337	$ 76,140	$ 75,825
Calculation of Same Property Cash Basis NOI: [3]				
Same property NOI	$ 38,226	$ 38,337	$ 76,140	$ 75,825
Add: Lease value amortization included in rental income [4]	438	286	732	564
Less: Non-cash straight line rent adjustments included in rental income [4]	(367)	(1,544)	(469)	(2,207)
Non-cash amortization included in property operating expenses [5]	(121)	-	(242)	-
Same property Cash Basis NOI	$ 38,176	$ 37,079	$ 76,161	$ 74,182

(1) See Definitions of Certain Non-GAAP Financial Measures on page 23 for a definition of NOI and Cash Basis NOI, a description of why we believe they are appropriate supplemental measures and a description of how we use these measures.
(2) Excludes one property (one building) classified as discontinued operations.
(3) For the three months and six months ended June 30, 2016, same property NOI and same property Cash Basis NOI are based on properties we owned as of June 30, 2016, and which we owned continuously since April 1, 2015 and January 1, 2015, respectively, excluding one property (one building) classified as discontinued operations.
(4) We report rental income on a straight line basis over the terms of the respective leases; as a result, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.
(5) We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035 as a reduction to property management fees, which are included in property operating expenses.

CALCULATION OF EBITDA AND ADJUSTED EBITDA [1]



(dollars in thousands)

	For the Three Months Ended					For the Six Months Ended	
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015	6/30/2016	6/30/2015
Net income (loss)	$ 16,813	$ 17,387	$ (2,339)	$ 16,911	$ (191,163)	$ 34,200	$ (224,533)
Add: Interest expense	10,314	9,364	9,114	9,137	9,455	19,678	18,757
Income tax expense	35	15	37	-	32	50	62
Depreciation and amortization	17,985	18,324	17,021	17,161	17,299	36,309	34,514
Less: Income tax benefit	-	-	-	(13)	-	-	-
EBITDA	45,147	45,090	23,833	43,196	(164,377)	90,237	(171,200)
Add: Acquisition related costs	64	152	352	270	183	216	189
General and administrative expense paid in common shares [2]	678	167	145	227	466	845	973
Loss on distribution to common shareholders of RMR common stock [3]	-	-	12,368	-	-	-	-
Loss on issuance of shares by SIR	-	-	-	21	1,353	-	42,124
Loss on impairment of SIR investment	-	-	-	-	203,297	-	203,297
Distributions received from SIR	12,459	12,459	12,459	12,459	8,582	24,918	22,112
Less: Gain on early extinguishment of debt	-	(104)	-	(34)	-	(104)	-
Equity in earnings of SIR	(9,383)	(9,857)	(2,618)	(10,318)	(6,072)	(19,240)	(5,683)
Gain on issuance of shares by SIR	(16)	-	-	-	-	(16)	-
Adjusted EBITDA	$ 48,949	$ 47,907	$ 46,539	$ 45,821	$ 43,432	$ 96,856	$ 91,812

(1) See Definitions of Certain Non-GAAP Financial Measures on page 23 for a definition of EBITDA and Adjusted EBITDA and a description of why we believe they are appropriate supplemental measures. Adjustments were made to certain prior period amounts to conform to the current period Adjusted EBITDA calculation.

(2) Amounts represent the portion of business management fees that were payable in our common shares as well as equity based compensation for our trustees, officers and certain other employees of RMR's operating subsidiary, The RMR Group LLC. Beginning June 1, 2015, all business management fees are paid in cash.

(3) Amount represents a non-cash loss recorded as a result of the closing price of RMR common stock being lower than our carrying amount per share on the day we distributed RMR common stock to our shareholders.

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO [1]



(amounts in thousands, except per share data)

	For the Three Months Ended					For the Six Months Ended	
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015	6/30/2016	6/30/2015
Net income (loss)	$ 16,813	$ 17,387	$ (2,339)	$ 16,911	$ (191,163)	$ 34,200	$ (224,533)
Add: Depreciation and amortization	17,985	18,324	17,021	17,161	17,299	36,309	34,514
FFO attributable to SIR investment	17,887	18,458	12,144	17,780	17,287	36,345	26,181
Less: Equity in earnings of SIR	(9,383)	(9,857)	(2,618)	(10,318)	(6,072)	(19,240)	(5,683)
FFO	43,302	44,312	24,208	41,534	(162,649)	87,614	(169,521)
Add: Acquisition related costs	64	152	352	270	183	216	189
Loss on distribution to common shareholders of RMR common stock [2]	-	-	12,368	-	-	-	-
Loss on issuance of shares by SIR	-	-	-	21	1,353	-	42,124
Loss on impairment of SIR investment	-	-	-	-	203,297	-	203,297
Normalized FFO attributable to SIR investment	17,887	18,475	18,835	17,892	17,506	36,362	33,284
Less: FFO attributable to SIR investment	(17,887)	(18,458)	(12,144)	(17,780)	(17,287)	(36,345)	(26,181)
Gain on early extinguishment of debt	-	(104)	-	(34)	-	(104)	-
Gain on issuance of shares by SIR	(16)	-	-	-	-	(16)	-
Normalized FFO	$ 43,350	$ 44,377	$ 43,619	$ 41,903	$ 42,403	$ 87,727	$ 83,192
Weighted average common shares outstanding (basic)	71,038	71,031	71,030	71,004	70,485	71,034	70,377
Weighted average common shares outstanding (diluted)	71,061	71,031	71,030	71,021	70,485	71,046	70,377
Per common share amounts:							
Net income (loss) (basic and diluted)	$ 0.24	$ 0.24	$ (0.03)	$ 0.24	$ (2.71)	$ 0.48	$ (3.19)
FFO (basic and diluted)	$ 0.61	$ 0.62	$ 0.34	$ 0.58	$ (2.31)	$ 1.23	$ (2.41)
Normalized FFO (basic)	$ 0.61	$ 0.62	$ 0.61	$ 0.59	$ 0.60	$ 1.24	$ 1.18
Normalized FFO (diluted)	$ 0.61	$ 0.62	$ 0.61	$ 0.59	$ 0.60	$ 1.23	$ 1.18

(1) See Definitions of Certain Non-GAAP Financial Measures on page 23 for a definition of FFO and Normalized FFO, a description of why we believe they are appropriate supplemental measures and a description of how we use these measures.

(2) Amount represents a non-cash loss recorded as a result of the closing price of RMR common stock being lower than our carrying amount per share on the day we distributed RMR common stock to our shareholders.

DEFINITIONS OF CERTAIN NON-GAAP FINANCIAL MEASURES



Definition of NOI and Cash Basis NOI

We calculate NOI and Cash Basis NOI as shown on page 19. The calculations of NOI and Cash Basis NOI exclude certain components of net income (loss) in order to provide results that are more closely related to our property level results of operations. We define NOI as income from our rental of real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions because we record those amounts as depreciation and amortization. We define Cash Basis NOI as NOI excluding non-cash straight line rent adjustments, lease value amortization and non-cash amortization included in other operating expenses. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income (loss) because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI to evaluate individual and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because they reflect only those income and expense items that are generated and incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income (loss) or operating income as an indicator of our operating performance or as a measure of our liquidity. These measures should be considered in conjunction with net income (loss), operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income (Loss) and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.

Definition of EBITDA and Adjusted EBITDA

We calculate EBITDA and Adjusted EBITDA as shown on page 20. We consider EBITDA and Adjusted EBITDA to be appropriate supplemental measures of our operating performance, along with net income (loss), operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered alternatives to net income (loss) or operating income as an indicator of operating performance or as a measure of GOV's liquidity. These measures should be considered in conjunction with net income (loss), operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income (Loss) and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

Definition of FFO and Normalized FFO

We calculate FFO and Normalized FFO as shown on page 22. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income (loss), calculated in accordance with GAAP, plus real estate depreciation and amortization and the difference between FFO attributable to an equity investment and equity in earnings (losses) of an equity investee but excluding impairment charges on real estate assets, carrying value adjustments of real estate assets held for sale, any gain or loss on sale of properties, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include the difference between FFO and Normalized FFO attributable to our equity investment in SIR, we include business management incentive fees, if any, only in the fourth quarter versus the quarter when they are recognized as expense in accordance with GAAP due to their quarterly volatility not necessarily being indicative of our core operating performance and the uncertainty as to whether any such business management incentive fees will ultimately be payable when all contingencies for determining any such fees are determined at the end of the calendar year and we exclude acquisition related costs, gains or losses on early extinguishment of debt, loss on impairment of SIR investment, gains or losses on issuance of shares by SIR and loss on distribution to common shareholders of RMR common stock. We consider FFO and Normalized FFO to be appropriate supplemental measures of operating performance for a REIT, along with net income (loss), operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our qualification for taxation as a REIT, limitations in our credit agreement and public debt covenants, the availability to us of debt and equity capital, our expectation of our future capital requirements and operating performance, our receipt of distributions from SIR and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income (loss) or operating income as an indicator of our operating performance or as a measure of our liquidity. These measures should be considered in conjunction with net income (loss), operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income (Loss) and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.




PORTFOLIO INFORMATION




625 Indiana Avenue, Washington, DC
Square Feet: 160,897
Primary Agency Occupant: U.S. Courts

PORTFOLIO SUMMARY [1]



As of June 30, 2016

	Number of Properties	Number of Buildings	Sq. Ft. [2]	% Sq. Ft.	% Leased [3]	% of Total Sq. Ft. Leased	% Rental Income Three Months Ended 6/30/2016	% NOI Three Months Ended 6/30/2016 [4]	% Cash Basis NOI Three Months Ended 6/30/2016 [4]
Properties majority leased to the U.S. Government	46	60	7,208,577	65.6%	96.3%	67.1%	65.0%	67.6%	68.2%
Properties majority leased to state governments	19	25	2,935,519	26.7%	94.4%	26.8%	27.3%	25.5%	24.9%
Properties majority leased to other government tenants	2	2	377,104	3.4%	93.8%	3.4%	5.4%	5.2%	5.2%
Properties majority leased to non-government tenants	2	2	319,344	2.9%	86.6%	2.7%	1.8%	1.5%	1.5%
Other properties (currently vacant)	3	3	144,823	1.4%	0.0%	0.0%	0.5%	0.2%	0.2%
Total / Average	72	92	10,985,367	100.0%	94.2%	100.0%	100.0%	100.0%	100.0%

(1) Excludes one property (one building) classified as discontinued operations.
(2) Rentable square footage is subject to changes when space is re-measured or re-configured for tenants.
(3) Percent leased includes (i) space being fitted out for occupancy pursuant to our lease agreements, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants, if any, as of the measurement date.
(4) See page 19 for the calculation of NOI and Cash Basis NOI and a reconciliation of those amounts to net income (loss) determined in accordance with GAAP.

SUMMARY CONSOLIDATED AND SAME PROPERTY RESULTS – SECOND QUARTER

(dollars and sq. ft. in thousands)



	Summary Consolidated Results [1] For the Three Months Ended		Summary Same Property Results [2] For the Three Months Ended	
	6/30/2016	6/30/2015	6/30/2016	6/30/2015
Properties (end of period)	72	71	71	71
Total sq. ft. [3]	10,985	10,699	10,648	10,699
Percent leased [4]	94.2%	94.3%	94.4%	94.3%
Rental income [5]	$ 64,061	$ 62,113	$ 61,920	$ 62,113
NOI [6]	$ 39,556	$ 38,248	$ 38,226	$ 38,337
Cash Basis NOI [6]	$ 39,425	$ 36,990	$ 38,176	$ 37,079
NOI % margin [7]	61.7%	61.6%	61.7%	61.7%
Cash Basis NOI % margin [7]	61.6%	60.8%	61.6%	60.9%
NOI % change	3.4%	-	(0.3%)	-
Cash Basis NOI % change	6.6%	-	3.0%	-

(1) Based on properties we owned as of June 30, 2016, excluding one property (one building) classified as discontinued operations.
(2) Based on properties we owned as of June 30, 2016 and which we owned continuously since April 1, 2015, excluding one property (one building) classified as discontinued operations.
(3) Subject to changes when space is re-measured or re-configured for tenants.
(4) Percent leased includes (i) space being fitted out for occupancy pursuant to our lease agreements, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants, if any, as of the measurement date.
(5) We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.
(6) See page 19 for the calculation of NOI and Cash Basis NOI and a reconciliation of those amounts to net income (loss) determined in accordance with GAAP and see page 20 for a calculation and reconciliation of same property NOI and same property Cash Basis NOI.
(7) NOI margin is defined as NOI as a percentage of rental income. Cash Basis NOI margin is defined as Cash Basis NOI as a percentage of cash basis rental income. Cash basis rental income excludes non-cash straight line rent adjustments as well as the net effect of non-cash amortization of intangible lease assets and liabilities.



SUMMARY CONSOLIDATED AND SAME PROPERTY RESULTS – SIX MONTHS

(dollars and sq. ft. in thousands)

	Summary Consolidated Results [1] For the Six Months Ended		Summary Same Property Results [2] For the Six Months Ended	
	6/30/2016	6/30/2015	6/30/2016	6/30/2015
Properties (end of period)	72	71	71	71
Total sq. ft. [3]	10,985	10,699	10,648	10,699
Percent leased [4]	94.2%	94.3%	94.4%	94.3%
Rental income [5]	$ 127,672	$ 124,772	$ 123,999	$ 123,239
NOI [6]	$ 78,429	$ 76,716	$ 76,140	$ 75,825
Cash Basis NOI [6]	$ 78,335	$ 75,073	$ 76,161	$ 74,182
NOI % margin [7]	61.4%	61.5%	61.4%	61.5%
Cash Basis NOI % margin [7]	61.3%	61.0%	61.3%	61.0%
NOI % change	2.2%	-	0.4%	-
Cash Basis NOI % change	4.3%	-	2.7%	-

(1) Based on properties we owned as of June 30, 2016, excluding one property (one building) classified as discontinued operations.
(2) Based on properties we owned as of June 30, 2016 and which we owned continuously since January 1, 2015, excluding one property (one building) classified as discontinued operations.
(3) Subject to changes when space is re-measured or re-configured for tenants.
(4) Percent leased includes (i) space being fitted out for occupancy pursuant to our lease agreements, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants, if any, as of the measurement date.
(5) We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.
(6) See page 19 for the calculation of NOI and Cash Basis NOI and a reconciliation of those amounts to net income (loss) determined in accordance with GAAP and see page 20 for a calculation and reconciliation of same property NOI and same property Cash Basis NOI.
(7) NOI margin is defined as NOI as a percentage of rental income. Cash Basis NOI margin is defined as Cash Basis NOI as a percentage of cash basis rental income. Cash basis rental income excludes non-cash straight line rent adjustments as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

OCCUPANCY AND LEASING SUMMARY [1]



(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and for the Three Months Ended				
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015
Properties (end of period)	72	72	71	71	71
Total sq. ft. [2]	10,985	10,985	10,701	10,701	10,699
Percentage leased	94.2%	94.9%	94.5%	93.5%	94.3%
Leasing Activity (sq. ft.):					
Government tenants	515	461 [3]	191	155	274
Non-government tenants	52	62	14	52	42
Total	567	523	205	207	316
% Change in GAAP Rent [4]:					
Government tenants	4.7%	14.4%	(13.4%)	17.4%	1.7%
Non-government tenants	1.2%	(2.3%)	(7.6%)	0.6%	3.2%
Total	4.4%	12.4%	(13.1%)	10.7%	1.9%
Leasing Cost and Concession Commitments [5]:					
Government tenants	$ 10,593	$ 18,420	$ 11,158	$ 150	$ 4,012
Non-government tenants	543	2,049	182	1,598	1,225
Total	$ 11,136	$ 20,469	$ 11,340	$ 1,748	$ 5,237
Leasing Cost and Concession Commitments per Sq. Ft. [5]:					
Government tenants	$ 20.57	$ 39.99	$ 58.45	$ 0.96	$ 14.63
Non-government tenants	$ 10.50	$ 32.87	$ 13.06	$ 30.55	$ 29.26
Total	$ 19.65	$ 39.14	$ 55.36	$ 8.43	$ 16.57
Weighted Average Lease Term by Sq. Ft. (years):					
Government tenants	10.7	12.0	6.5	2.4	11.7
Non-government tenants	3.7	8.1	5.1	6.0	6.2
Total	10.1	11.6	6.4	3.3	10.9
Leasing Cost and Concession Commitments per Sq. Ft. per Year:					
Government tenants	$ 1.92	$ 3.32	$ 9.00	$ 0.40	$ 1.26
Non-government tenants	$ 2.85	$ 4.04	$ 2.56	$ 5.10	$ 4.74
Total	$ 1.96	$ 3.38	$ 8.65	$ 2.56	$ 1.52

(1) Excludes one property (one building) classified as discontinued operations.
(2) Rentable square footage is subject to changes when space is re-measured or re-configured for tenants.
(3) Rentable square footage includes a 25.6 square foot expansion to be constructed at an existing property prior to the commencement of the lease.
(4) Percent difference in prior rents charged for same space or, in the case of space acquired vacant, market rental rates for similar space in the building at the date of acquisition. Rents include estimated recurring expense reimbursements paid to us, exclude lease value amortization and are net of lease concessions.
(5) Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

The above leasing summary is based on leases entered into during the periods indicated.



Tenant Type	Sq. Ft. Leased As of 3/31/2016 [2][3]	% of Sq. Ft. Leased as of 3/31/2016 [2][3]	Sq. Ft. During the Three Months Ended 6/30/2016				Sq. Ft. Leased As of 6/30/2016 [2][3]	% of Sq. Ft. Leased as of 6/30/2016 [2][3]
			Leases Expired	Lease Renewals Executed	New Leases Executed	Net Acquisitions/ Dispositions		
U.S. Government	6,774,631	65.0%	(109,847)	29,297	-	-	6,694,081	64.7%
State Government	2,437,609	23.4%	(485,583)	485,583	-	-	2,437,609	23.6%
Other Government	298,655	2.8%	-	-	-	-	298,655	2.9%
Non-government	915,234	8.8%	(49,982)	38,481	13,279	-	917,012	8.8%
	10,426,129	100.0%	(645,412)	553,361	13,279	-	10,347,357	100.0%

(1) Excludes one property (one building) classified as discontinued operations.
(2) Rentable sq. ft. leased is pursuant to leases existing as of the measurement date and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease, if any, as of the measurement date. Sq. ft. measurements are subject to changes when space is re-measured or re-configured for new tenants.
(3) Rentable square footage excludes a 25,579 square foot expansion to be constructed at an existing property prior to the commencement of the lease.

TENANT LIST [1]



As of June 30, 2016

Tenant / Agency	Rentable Sq. Ft. [2]	% of Total Rentable Sq. Ft. [2]	% of Annualized Rental Income [3]
U.S. Government:			
1 Internal Revenue Service	1,041,806	9.5%	8.4%
2 Citizenship and Immigration Services	448,607	4.1%	8.3%
3 U.S. Government [4]	406,388	3.7%	4.8%
4 Federal Bureau of Investigation	304,425	2.8%	3.4%
5 Department of Justice	227,201	2.1%	3.1%
6 Centers for Disease Control [5]	352,876	3.2%	3.0%
7 Customs and Border Protection	243,162	2.2%	2.7%
8 Bureau of Land Management	304,831	2.8%	2.5%
9 Department of Veterans Affairs	280,699	2.6%	2.4%
10 Defense Intelligence Agency	266,000	2.4%	2.1%
11 Immigration and Customs Enforcement	128,725	1.2%	1.9%
12 Social Security Administration	189,645	1.7%	1.8%
13 Bureau of Reclamation	212,996	1.9%	1.8%
14 National Park Service	166,745	1.5%	1.8%
15 U.S. Courts	115,366	1.1%	1.7%
16 Department of Health and Human Services	128,645	1.2%	1.3%
17 National Archives and Record Administration	352,064	3.2%	1.2%
18 Drug Enforcement Agency	93,177	0.8%	1.2%
19 Department of Energy	140,152	1.3%	1.1%
20 Defense Nuclear Facilities Board	60,133	0.5%	1.1%
21 Department of State	89,058	0.8%	1.0%
22 U.S. Postal Service	321,800	2.9%	0.9%
23 Occupational Health and Safety Administration	57,770	0.5%	0.8%
24 Bureau of the Fiscal Service	98,073	0.9%	0.7%
25 Centers for Medicare and Medicaid Services	78,361	0.7%	0.7%
26 Military Entrance Processing Station	56,931	0.5%	0.7%
27 Department of Housing and Urban Development	82,497	0.8%	0.6%
28 Environmental Protection Agency	43,232	0.4%	0.6%
29 Department of the Army	228,108	2.1%	0.6%
30 General Services Administration	20,535	0.2%	0.4%
31 Bureau of Prisons	51,138	0.5%	0.4%
32 Food and Drug Administration	33,398	0.3%	0.4%
33 Department of Defense	31,030	0.3%	0.3%
34 Equal Employment Opportunity Commission	19,409	0.2%	0.1%
35 Small Business Administration	8,575	0.1%	0.1%
36 Department of Labor	6,459	0.1%	0.0%
37 U.S. Coast Guard	4,064	0.0%	0.0%
Subtotal U.S. Government	6,694,081	60.9%	64.1%

Tenant	Rentable Sq. Ft. [2]	Rentable Sq. Ft. [2]	Annualized Rental Income [3]
State Governments:			
1 State of California - nine agency occupants	699,695	6.4%	7.7%
2 Commonwealth of Massachusetts - three agency occupants	307,119	2.8%	3.8%
3 State of Georgia - Department of Transportation	293,035	2.7%	2.5%
4 Commonwealth of Virginia - seven agency occupants	255,241	2.3%	2.2%
5 State of New Jersey - Department of Treasury	173,189	1.6%	1.8%
6 State of Oregon - two agency occupants	199,018	1.8%	1.8%
7 State of Washington - Social and Health Services	111,908	1.0%	1.0%
8 State of Arizona - Northern Arizona University	66,743	0.6%	0.6%
9 State of Maryland - two agency occupants	84,674	0.8%	0.5%
10 State of South Carolina - four agency occupants	121,561	1.1%	0.5%
11 State of Minnesota - Minnesota State Lottery	61,426	0.6%	0.4%
12 State of New York - Department of Agriculture	64,000	0.6%	0.4%
Subtotal State Government	2,437,609	22.2%	23.3%
Other Government Tenants	298,655	2.7%	5.3%
148 Non-Government Tenants	917,012	8.4%	7.3%
Subtotal Leased Rentable Square Feet	10,347,357	94.2%	100.0%
Available for Lease	638,010	5.8%	--
Total Rentable Square Feet	10,985,367	100.0%	100.0%

(1) Amounts exclude one property (one building) classified as discontinued operations.

(2) Rentable sq. ft. is pursuant to leases existing as of June 30, 2016, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease, if any. Rentable sq. ft. measurements are subject to changes when space is re-measured or re-configured for new tenants.

(3) Percentage of annualized rental income is calculated using annualized contractual base rents from our tenants pursuant to our lease agreements as of June 30, 2016, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.

(4) Agency occupant cannot be disclosed.

(5) Rentable square footage excludes a 25,579 square foot expansion to be constructed at an existing property prior to the commencement of the lease.

LEASE EXPIRATION SCHEDULE [1]



As of June 30, 2016
(dollars in thousands)

Year [2]	Number of Tenants Expiring	Expiration of leased square feet [3]	% of Total	Cumulative % of Total	Annualized Rental Income Expiring [4]	% of Annualized Total	Cumulative % of Total
2016	29	546,732	5.3%	5.3%	$ 22,733	8.9%	8.9%
2017	40	824,303	8.0%	13.3%	17,260	6.8%	15.7%
2018	40	1,069,486	10.3%	23.6%	29,547	11.6%	27.3%
2019	39	1,648,725	15.9%	39.5%	43,167	17.0%	44.3%
2020	31	1,304,176	12.6%	52.1%	30,941	12.2%	56.5%
2021	33	1,005,190	9.7%	61.8%	19,682	7.7%	64.2%
2022	12	694,233	6.7%	68.5%	14,954	5.9%	70.1%
2023	14	536,625	5.2%	73.7%	12,340	4.9%	75.0%
2024	11	919,454	8.9%	82.6%	20,923	8.2%	83.2%
2025 and thereafter	29	1,798,433 [5]	17.4%	100.0%	42,754	16.8%	100.0%
Total	278	10,347,357	100.0%		$ 254,301	100.0%	
Weighted average remaining lease term (in years)		5.2			5.0		

(1) Excludes one property (one building) classified as discontinued operations.
(2) The year of lease expiration is pursuant to current contract terms. Some of our government tenants have the right to vacate their space before the stated expirations of their leases. In addition, certain of our government tenants have the right to terminate their leases if their respective legislature or other funding authority does not appropriate rent in their respective annual budgets.
(3) Sq. ft. is pursuant to leases existing as of June 30, 2016, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease, if any. Sq. ft. measurements are subject to changes when space is re-measured or re-configured for new tenants.
(4) Annualized rental income is calculated using the annualized contractual base rents from our tenants pursuant to our lease agreements as of June 30, 2016, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excludes lease value amortization.
(5) Square footage excludes a 25,579 square foot expansion to be constructed at an existing property prior to the commencement of the lease.



South Vinnell Way, Boise, ID
Square Feet: 180,952
Agency Occupant: National Resource Center



PROPERTY DETAIL [1]
(sorted by location)

EXHIBIT A

As of June 30, 2016
(dollars in thousands)

#	Property Location		No. of Buildings	Primary Tenant Type	Rentable Sq. Ft.	% Leased	Annualized Rental Income[2]	Undepreciated Carrying Value	Depreciated Carrying Value	Date Acquired[3]	Weighted Average Year Built or Substantially Renovated[4]
1	131 Clayton Street	Montgomery, AL	1	Federal	57,815	100.0%	$ 1,436	$ 10,020	$ 8,883	6/22/2011	2007
2	4344 Carmichael Road	Montgomery, AL	1	Federal	49,370	100.0%	1,514	13,032	12,304	12/17/2013	2009
3	15451 North 28th Avenue	Phoenix, AZ	1	State	66,743	100.0%	1,416	9,379	9,038	9/10/2014	2013
4	711 14th Avenue	Safford, AZ	1	Federal	36,139	94.4%	912	12,433	10,663	6/16/2010	1992
5	5045 East Butler Street	Fresno, CA	1	Federal	531,976	100.0%	8,384	68,452	47,249	8/29/2002	1971
6	10949 N. Mather Boulevard	Rancho Cordova, CA	1	State	93,807	100.0%	2,609	17,542	16,414	10/30/2013	2012
7	9800 Goethe Road	Sacramento, CA	1	State	110,500	100.0%	2,102	15,304	12,775	12/23/2009	1993
8	9815 Goethe Road	Sacramento, CA	1	State	87,863	100.0%	1,953	12,438	11,137	9/14/2011	1992
9	Capitol Place	Sacramento, CA	1	State	163,840	94.4%	4,772	42,236	35,970	12/17/2009	1988
10	801 K Street	Sacramento, CA	1	State	337,811	88.3%	9,508	67,152	66,508	1/29/2016	2002
11	4181 Ruffin Road	San Diego, CA	1	Federal	141,634	83.0%	3,018	19,535	17,074	7/16/2010	1981
12	4560 Viewridge Road	San Diego, CA	1	Federal	93,177	100.0%	3,119	23,435	14,421	3/31/1997	1996
13	Sky Park Centre	San Diego, CA	1	Federal	43,918	70.7%	856	7,824	5,833	6/24/2002	1986
14	Turning Basin Business Park	Stockton, CA	1	Federal	22,012	100.0%	972	6,033	5,497	7/20/2012	2012
15	16194 West 45th Street	Golden, CO	1	Federal	43,232	100.0%	1,579	7,102	4,079	3/31/1997	1997
16	12795 West Alameda Parkway	Lakewood, CO	1	Federal	166,745	100.0%	4,489	27,462	23,473	1/15/2010	1988
17	Corporate Center	Lakewood, CO	3	Federal	212,996	100.0%	4,538	34,273	24,062	10/11/2002	1996
18	20 Massachusetts Avenue	Washington, DC	1	Federal	340,119	100.0%	17,536	84,481	54,015	3/31/1997	1996
19	625 Indiana Avenue	Washington, DC	1	Federal	160,897	94.3%	7,765	57,313	52,634	8/17/2010	1989
20	7850 Southwest 6th Court	Plantation, FL	1	Federal	135,819	100.0%	4,870	35,775	31,755	5/12/2011	1999
21	8900 Grand Oak Circle	Tampa, FL	1	Federal	67,916	100.0%	1,872	13,042	11,328	10/15/2010	2008
22	181 Spring Street NW	Atlanta, GA	1	Federal	90,688	100.0%	3,713	24,064	22,104	7/25/2012	2007
23	Corporate Square	Atlanta, GA	5	Federal	352,876 [5]	100.0%	7,742	40,127	30,282	7/16/2004	1967
24	Executive Park	Atlanta, GA	1	Non-Govt	125,788	100.0%	1,608	17,216	13,063	7/16/2004	1972
25	One Georgia Center	Atlanta, GA	1	State	375,952	89.6%	7,198	38,507	35,122	9/30/2011	2008
26	4712 Southpark Boulevard	Ellenwood, GA	1	Federal	352,064	100.0%	3,127	21,032	19,110	7/25/2012	2005
27	220 E. Bryan Street	Savannah, GA	1	Vacant	35,228	0.0%	-	3,346	3,071	7/16/2010	1990
28	South Vinnell Way	Boise, ID	3	Federal	180,952	100.0%	4,647	33,101	30,245	9/11/2012	1997
29	2020 S. Arlington Heights	Arlington Heights, IL	1	Federal	57,770	100.0%	2,079	15,536	13,154	12/29/2009	1988
30	Intech Park	Indianapolis, IN	3	Federal	433,924	85.9%	9,385	75,788	67,166	10/14/2011	2003
31	400 State Street	Kansas City, KS	1	Federal	170,817	90.8%	2,884	13,469	11,750	6/16/2010	1971
32	7125 Industrial Road	Florence, KY	1	Federal	167,939	100.0%	2,533	13,431	12,404	12/31/2012	2002
33	251 Causeway Street	Boston, MA	1	State	132,876	100.0%	4,020	23,638	21,023	8/17/2010	1988
34	75 Pleasant Street	Malden, MA	1	State	125,521	100.0%	4,964	32,268	27,503	5/24/2010	2008
35	25 Newport Avenue	Quincy, MA	1	State	92,549	100.0%	2,100	12,549	11,246	2/16/2011	2009
36	One Montvale Avenue	Stoneham, MA	1	Federal	97,777	94.1%	2,328	13,949	12,184	6/16/2010	1987
37	4201 Patterson Avenue	Baltimore, MD	1	State	84,674	100.0%	1,298	12,343	8,443	10/15/1998	1989
38	20400 Century Boulevard	Germantown, MD	1	Vacant	80,550	0.0%	-	12,738	7,843	3/31/1997	1995
39	3300 75th Avenue	Landover, MD	1	Federal	266,000	100.0%	5,256	41,021	35,184	2/26/2010	2004
40	1401 Rockville Pike	Rockville, MD	1	Other Government	190,044	87.7%	4,353	45,496	31,116	2/2/1998	1986

See notes on page 34.

PROPERTY DETAIL [1]

(sorted by location)



As of June 30, 2016
(dollars in thousands)

	Property Location		No. of Buildings	Primary Tenant Type	Rentable Sq. Ft.	% Leased	Annualized Rental Income[2]	Undepreciated Carrying Value	Depreciated Carrying Value	Date Acquired[3]	Weighted Average Year Built or Substantially Renovated[4]
41	2115 East Jefferson Street	Rockville, MD	1	Federal	128,645	100.0%	$ 3,331	$ 14,708	$ 13,913	8/27/2013	2003
42	Rutherford Business Park	Windsor Mill, MD	1	Federal	80,398	100.0%	1,871	11,825	10,907	11/16/2012	2011
43	Meadows Business Park	Woodlawn, MD	2	Federal	182,561	84.3%	3,202	26,067	23,130	2/15/2011	1996
44	11411 E. Jefferson Avenue	Detroit, MI	1	Federal	55,966	100.0%	2,725	18,644	15,869	4/23/2010	2009
45	330 South Second Avenue	Minneapolis, MN	1	Non-Govt	193,556	77.9%	2,855	31,655	27,727	7/16/2010	2013
46	Rosedale Corporate Plaza	Roseville, MN	1	State	61,426	100.0%	1,126	8,182	5,411	12/1/1999	1987
47	1300 Summit Street	Kansas City, MO	1	Federal	86,739	100.0%	2,068	15,065	13,917	9/27/2012	1998
48	4241-4300 NE 34th Street	Kansas City, MO	1	Federal	98,073	100.0%	1,902	10,381	6,836	3/31/1997	1995
49	1220 Echelon Parkway	Jackson, MS	1	Federal	109,819	100.0%	3,784	25,946	23,446	7/25/2012	2009
50	10-12 Celina Avenue	Nashua, NH	1	Federal	321,800	100.0%	2,310	17,423	14,968	8/31/2009	1997
51	50 West State Street	Trenton, NJ	1	State	266,995	85.8%	6,178	44,576	39,168	12/30/2010	1989
52	435 Montano Boulevard	Albuquerque, NM	1	Vacant	29,045	0.0%	-	2,418	2,169	7/16/2010	1986
53	138 Delaware Avenue	Buffalo, NY	1	Federal	121,711	84.9%	2,552	28,292	18,362	3/31/1997	2013
54	Airline Corporate Center	Colonie, NY	1	State	64,000	100.0%	1,066	7,190	6,550	6/22/2012	2004
55	5000 Corporate Court	Holtsville, NY	1	Federal	264,482	84.9%	5,889	26,251	23,958	8/31/2011	2000
56	305 East 46th Street	New York, NY	1	Other Government	187,060	100.0%	11,031	106,267	97,704	5/27/2011	2008
57	4600 25th Avenue	Salem, OR	1	State	233,358	97.8%	5,131	28,665	25,803	12/20/2011	2007
58	Synergy Business Park	Columbia, SC	3	State	180,703	91.2%	2,123	17,295	14,500	5/10/2006;9/17/2010	1984
59	One Memphis Place	Memphis, TN	1	Federal	204,694	77.6%	3,085	9,053	8,021	9/17/2010	1985
60	701 Clay Road	Waco, TX	1	Federal	137,782	100.0%	2,192	13,499	8,984	12/23/1997	1997
61	Enterchange at Meadowville	Chester, VA	1	Federal	228,108	100.0%	1,517	11,327	10,638	8/28/2013	2011
62	3920 Pender Drive	Fairfax, VA	1	Federal	83,130	100.0%	2,440	15,827	15,102	3/21/2014	2011
63	Pender Business Park	Fairfax, VA	4	State	171,061	96.2%	4,063	24,104	22,625	11/4/2013	2000
64	1759 & 1760 Business Center Drive	Reston, VA	2	Federal	406,388	100.0%	12,289	89,629	85,510	5/28/2014	1996
65	9960 Mayland Drive	Richmond, VA	1	State	173,932	94.4%	3,338	19,175	18,329	5/20/2014	1994
66	Aquia Commerce Center	Stafford, VA	2	Federal	64,656	100.0%	1,872	10,010	9,048	6/22/2011	1998
67	65 Bowdoin Street	S. Burlington, VT	1	Federal	26,609	100.0%	1,098	9,236	7,905	4/9/2010	2009
68	840 North Broadway	Everett, WA	2	State	111,908	100.0%	2,665	19,947	18,295	6/28/2012	1988
69	Stevens Center	Richland, WA	2	Federal	140,152	100.0%	2,813	22,113	13,706	3/31/1997	1995
70	11050 West Liberty Drive	Milwaukee, WI	1	Federal	29,297	100.0%	795	5,572	4,986	6/9/2011	2006
71	2029 Stonewall Jackson Drive	Falling Waters, WV	1	Federal	40,348	100.0%	778	5,056	3,103	3/31/1997	1993
72	5353 Yellowstone Road	Cheyenne, WY	1	Federal	122,647	100.0%	1,756	10,663	6,554	3/31/1997	1995
			92		10,985,367	94.2%	$ 254,301	$ 1,779,937	$ 1,504,261		

(1) Excludes one property (one building) classified as discontinued operations.
(2) Annualized rental income is calculated using annualized contractual base rents from our tenants pursuant to our lease agreements as of June 30, 2016, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.
(3) Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in June 2009 as part of our initial public offering.
(4) Weighted based on rentable square feet.
(5) Rentable square footage excludes a 25,579 square foot expansion to be constructed at an existing property prior to the commencement of the lease.